Exhibit 3.2a & 4.2a

**Amendment to Section 2 of Article I of the By-Laws
of O'Sullivan Industries Holdings, Inc.**

RESOLVED, that the first sentence of Section 2 of Article I of the By-Laws of
the Corporation is hereby deleted and replaced with the following . . .:

> The "principal place of business" or "principal business" or
> "executive" office or offices of the Corporation may be fixed and
> so designated from time to time by the Board of Directors. Until
> such time as it shall be changed by designation of the Board of
> Directors, the principal business office of the Corporation shall
> be located at 10 Mansell Court East, Suite 100, Roswell, Georgia
> 30076.